Contact

www.linkedin.com/in/kevin-j-high-12886294 (LinkedIn)

Top Skills

Hotels
Hospitality
Hospitality Industry

Languages

English (Native or Bilingual)
Russian (Limited Working)

Certifications

Padi Dive Master
FAA License
Amature Radio Operator
USCG Captain

Publications

King

Kevin J. High

Co-Founder of Cytation | 35 Years in Finance | 25 Years in Hospitality | Transforming How People Invest in Hotels & Resorts

Hendersonville, North Carolina, United States

Summary

I'm the Co-Founder of Cytation, a platform built to democratize hospitality real estate. For decades, hotel and resort ownership was reserved for the top 1%. Cytation changes that, opening access to the people who want to become the next 1%.

With more than 35 years of Wall Street experience, including my time at Lehman Brothers, and over 25 years in hospitality, I saw a massive gap forming in the real estate landscape. Platforms like Arrived proved that everyday investors want fractional real estate, but none of them touch independent hotels and resorts, a fragmented $200+ billion sector hiding more than 8,000 properties across the U.S., many owned by families ready to retire.

These assets sit in a space that's too small for institutions and too operationally complex for typical investors. Cytation bridges that gap by sourcing these opportunities, restructuring operations, and preparing them for SEC-qualified Reg A and Reg CF offerings accessible to both accredited and non-accredited investors.

My career has always been about finding overlooked opportunities and building systems that scale. Cytation is the next evolution, bringing institutional-grade hospitality deals to the public in a sector no major platform is addressing.

If you're interested in alternative assets, hospitality investment, or the future of regulated fractional ownership, let's connect.

Experience

Cytation

Co-Founder/CEO
January 1996 - Present (30 years 3 months)
Charleston, SC

Cytation™ is a Charleston, SC–based investment and venture platform with a long history of innovation, capital formation, and entrepreneurship. Founded in 1995 as a technology incubator focused on advanced web development and digital business infrastructure, Cytation has evolved into a strategic leader in hospitality real estate and alternative investment platforms.

Over the past three decades, Cytation has built, funded, and scaled multiple high-growth companies—including taking CollegeLink.com public on the American Stock Exchange, and has played key roles in launching platforms such as Bookfull, ConferenceNow.com, RollCall.com, and other successful ventures.

Today, Cytation leverages its Wall Street roots and entrepreneurial track record to develop investor-ready businesses, lead early-stage investments, and build modern pathways for fractional ownership of hotels, resorts, vacation rentals, and other real estate-backed hospitality assets.

SKYLARANNA Resort & SPA
Co-Founder
October 2019 - Present (6 years 6 months)
Hendersonville, North Carolina

Wellness Resort Developer | Vertical Operator | Expansion Strategist

SKYLARANNA is a 64-acre resort destination in Western North Carolina, built from the ground up by our team and fully owned.

We are now raising capital to expand into:

45-unit Luxury Boardwalk – Yurts and Tiny Houses in the woods

600-Person Taproom & Distillery – Hospitality and event anchor

Observatory Venue – Private stargazing + 50-guest events

Retail Village – 20 boutique micro-retail shops

RV Park & Upgraded Campground – 25 sites + 18-hole disc golf course improvements

We own the land, operate the business, and are executing expansion with permits in hand.

Seeking aligned accredited investors who believe in tangible, hospitality-backed returns.

Highway, LLC
Founder/Managing Director
January 2000 - Present (26 years 3 months)
Charleston, South Carolina

Highway LLC is a real estate holding and development company focused on long-term value creation. We acquire, develop, and manage strategic real estate assets, with a primary focus on building and operating hospitality properties. Our mission is to create sustainable growth by combining disciplined acquisitions with thoughtful development and management.

Highway Trading LLC
Founder/Head Options Trader
January 2000 - Present (26 years 3 months)
Panama

Kevin High is an entrepreneur and investor with a diverse career spanning finance, technology, hospitality, and real estate.

He began his career in 1988 in the options markets, where he was among the first to integrate LEAP options into synthetic long strategies. As Hedge Fund Manager of Highway Trading, a private hedge fund based in Panama City, Panama, Kevin specialized in aggressive short- and long-term equity option strategies—building a reputation for disciplined innovation in dynamic markets.

Transitioning from finance into technology, Kevin founded and led multiple startups, including CollegeLink.com (taken public on the American Stock Exchange), Bookfull (successfully sold in 2022), ConferenceNow.com, and RollCall.com. Through Cytation, his Charleston-based incubator, he combined complex web development expertise with strategic investments across industries.

In hospitality, Kevin launched Walk Away Stays, a vacation rental property management company, and later founded VROOMRes, the industry's only free all-in-one vacation rental management software. As CEO, he oversaw the development of scalable, user-friendly solutions that streamlined operations for property managers worldwide.

Today, Kevin is the Co-Founder and Managing Director of Highway LLC and SKYLARANNA Resort & Spa, a 64+ acre luxury resort in the Asheville–Hendersonville area. SKYLARANNA combines a boutique hotel, cabins, spa, restaurant, and event spaces with ambitious expansion plans including a distillery, taproom, and luxury yurts—reflecting Kevin's vision of blending hospitality, real estate, and long-term value creation.

Bookfull
Founder/CEO
January 2016 - December 2022 (7 years)
Charleston, South Carolina

Kevin High combines entrepreneurial vision with proven leadership, having built and scaled multiple technology startups, taken companies public, and launched successful ventures in the hospitality sector. His ownership of Walk Away Stays, a vacation rental property management company, reflects his expertise at the intersection of technology and hospitality.

Among his ventures, Kevin founded and led Bookfull, a leading inquiry management platform, which was successfully sold in 2022.

He is also the CEO of VROOMRes, the industry's only free, all-in-one vacation rental management software. Under his leadership, VROOMRes delivers scalable, reliable, and user-friendly solutions that simplify every aspect of property management. The platform helps operators save time, reduce costs, and eliminate inefficiencies allowing them to focus on creating exceptional guest experiences.

Walk Away Stays, LLC
Founder/Managing Director
January 2006 - November 2020 (14 years 11 months)
Charleston, South Carolina Area

For more than a decade, Walk Away Stays was Charleston's premier choice for luxury vacation rentals, boutique hotel accommodations, and property management. Built on extensive experience, local expertise, and a commitment to exceptional service, the company became known for offering travelers a boutique alternative to corporate hotels, delivering both convenience and authentic Charleston character.

Walk Away Stays managed over 100 high-end vacation rentals throughout downtown Charleston in addition to a boutique hotel, providing concierge services, 24/7 guest support, and tailored experiences for leisure travelers, business professionals, and extended-stay guests.

In 2021, Walk Away Stays was sold to Vacasa, allowing founder Kevin High to dedicate his focus to building and expanding SKYLARANNA Resort & Spa, a 64+ acre destination resort in the Asheville–Hendersonville area.

Sequence Financial Specialists LLC
Co-Founder/Managing Director
January 2005 - March 2012 (7 years 3 months)
Charleston, South Carolina Area

Kevin High co-founded Sequence Financial Specialists, a full-service investment banking firm specializing in transactions up to $20 million. The firm provides investment banking services to small and middle-market companies, along with advisory support to help clients prepare for raising capital and navigating the acquisition process.

After two decades in the finance industry, Kevin sold his position in Sequence Financial Specialists to focus on building and expanding Walk Away Stays, Charleston's leading boutique vacation rental and property management company, which he later sold to Vacasa in 2021.

Carolina Studios
Board Member
January 2006 - October 2011 (5 years 10 months)
Charleston, South Carolina

Board Member & Donor Carolina Studios
For five years, I served on the Board of Directors of Carolina Studios, a nonprofit dedicated to empowering youth through music technology and media arts. During my tenure, I contributed both time and resources to support the organization's mission of providing students with a safe, creative, and career-focused environment.

Carolina Studios gives young people hands-on experience in songwriting, beat-making, recording, and video production while also teaching valuable technical and computer skills. Programs are offered at the Shaw Community

Center in downtown Charleston and through a Mobile Studio that brings this experience directly into the community.

Although my board service has concluded, I remain an active supporter of Carolina Studios and its continued impact on the next generation of creators and innovators.

Corporate Securities Group
Vice President
January 1994 - September 1997 (3 years 9 months)
Newport, Rhode Island

Full service investment banking firm primarily focused on deals under $10MM

Wealth Management

SHEARSON LEHMAN GLOBAL ASSET MANAGEMENT
Vice President
January 1989 - January 1994 (5 years 1 month)
Washington, District Of Columbia

EF Hutton
Financial Advisor
January 1987 - January 1989 (2 years 1 month)
Washington, District Of Columbia

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Education

Salisbury State Maryland

Middletown High School